AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 2008

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)
--------------------------------------------------------------------------------

                      American Bancorp of New Jersey, Inc.

                                (Name of Issuer)

                         Common Stock ($0.10 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02407E104
                     ---------------------------------------
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

                                February 4, 2008
--------------------------------------------------------------------------------
         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         ( )   Rule 13d-1 (b)
         (X)   Rule 13d-1 (c)
         ( )   Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  02407E104

1     NAME OF REPORTING PERSONS

      Investors of America, Limited Partnership

      IRS Identification Nos. of above persons

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)
                                                                    -------

                                                                 (b)
                                                                    -------
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada





                                  5     SOLE VOTING POWER          550,200
NUMBER OF                         ----------------------------------------------
SHARES BENE-                      6     SHARED VOTING POWER           0
FICIALLY                          ----------------------------------------------
OWNED BY EACH                     7     SOLE DISPOSITIVE POWER     550,200
REPORTING                         ----------------------------------------------
PERSON WITH:                      8     SHARED DISPOSITIVE POWER      0
                                  ----------------------------------------------


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   550,200

10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   4.8%

12    TYPE OF REPORTING PERSON (See Instructions)
                   PN

ITEM 1 (A) NAME OF ISSUER:
                   American Bancorp of New Jersey, Inc.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                   365 Broad Street
                   Bloomfield, New Jersey 07003

ITEM 2 (A) NAME OF PERSON FILING:

      The name of the person filing this statement (the "Reporting Person")is Investors of America, Limited Partnership.

ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

       The address of the principal office of the Reporting Person is 135 North Meramec, Clayton, MO 63105.

ITEM 2 (C) CITIZENSHIP:

         Investors of America, Limited Partnership is a Nevada partnership.

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

       This  statement   relates  to  shares  of  common  stock  of  the  Issuer
       ("Shares").

ITEM 2 (E) CUSIP NUMBER:  02407E104

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

       (a)    [ ]  Broker or dealer registered under Section 15 of the  Exchange
                   Act.

       (b)    [ ]  Bank as defined in Section 3(a)(6) of the Exchange  Act.

       (c)    [ ]  Insurance  company  as  defined  in  Section 3(a)(19) of  the
                   Exchange Act.

       (d)    [ ]  Investment  company  registered   under  Section 8   of   the
                   Investment Company Act.

       (e)    [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E).

       (f)    [ ]  An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F).

       (g)    [ ]  A parent holding company or control person in accordance with
                   Rule 13d-1(b)(1)(ii)(G).

       (h)    [ ]  A  savings  association  as  defined  in  Section 3(b) of the
                   Federal Deposit Insurance Act.

       (i)    [ ]  A  church  plan  that  is  excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

       (j)    [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4  OWNERSHIP:

(a) Amount beneficially owned: 550,200
(b) Percent of class: 4.8%
(c) Number of shares as to which the person has:
         (i) Sole power to vote or to direct the vote: 550,200 Shares
        (ii) Shared power to vote or to direct the vote: -0-
       (iii) Sole  power  to  dispose  or  to direct the disposition of: 550,200
             Shares
        (iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following {X}

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
             This item is not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
             This item is not applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.
             This item is not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.
             This item is not applicable.

ITEM 10       CERTIFICATION.

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008



                                       Investors of America, Limited Partnership



                                        /s/  James F. Dierberg
                                        ----------------------------------------
                                             James F. Dierberg, President of
                                             First Securities America, Inc.,
                                             General Partner